[BLOCKBUSTER LETTERHEAD]

November 9, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Ms. Hanna Teshome

Re:	Blockbuster Inc.
Request to Withdraw Registration Statement on Form S-3
(File Number 333-116924)

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Blockbuster Inc. (the “Registrant”) hereby respectfully withdraws the above-referenced registration statement on Form S-3 (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

On September 8, 2004, Viacom Inc. (“Viacom”), the controlling stockholder of the Registrant, commenced an offer to exchange shares of the Registrant’s class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, that Viacom and its subsidiaries owned for shares of Viacom class A common stock, par value $.01 per share, and Viacom class B common stock, par value $.01 per share, owned by Viacom’s stockholders. If the exchange offer did not result in the exchange of all of the shares of the Registrant’s common stock that were the subject of the exchange offer, then Viacom was to distribute in a spin-off to its stockholders its remaining shares of the Registrant’s class A and class B common stock, subject to certain limitations. Pursuant to an amended and restated registration rights agreement entered into between Viacom and the Registrant in connection with the exchange offer, the Registrant filed the Registration Statement to facilitate the public resale of the Registrant’s class A and class B common stock that may have been received by NAIRA, Inc., a wholly-owned subsidiary of National Amusements, Inc., Mr. Sumner M. Redstone or any of their respective affiliates in any spin-off.

On October 6, 2004, Viacom announced that the exchange offer expired at 12:00 midnight, New York City time, on October 5, 2004, and that, based on a preliminary count by the exchange agent, the exchange offer was oversubscribed. On October 13, 2004, Viacom

Securities and Exchange Commission

November 9, 2004

announced definitively that the exchange offer had been oversubscribed. Because the exchange offer was oversubscribed, no spin-off will occur, so the registration and sale of the Registrant’s common stock as contemplated by the Registration Statement is no longer required. The Registrant confirms that no shares of its common stock have been or will be issued or sold pursuant to the Registration Statement.

The Registrant requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Please provide a copy of the order granting the withdrawal of the Registration Statement to Robert B. Little of Vinson & Elkins L.L.P., counsel to the Registrant, by facsimile at (214) 999-7931. If you have any questions with respect to this letter, please call Mr. Little at (214) 220-7931.

Sincerely,

BLOCKBUSTER INC.

By:	/s/ Edward B. Stead
Name:	Edward B. Stead
Title:	Executive Vice President, General Counsel and Executive Vice President Business Development

cc:	Edward B. Stead [Blockbuster Inc.]
Michael D. Fricklas [Viacom Inc.]
Stephen T. Giove [Shearman & Sterling LLP]
Creighton O’M. Condon [Shearman & Sterling LLP]
Christa A. D’Alimonte [Shearman & Sterling LLP]
Alan J. Bogdanow [Vinson & Elkins L.L.P.]